February 21, 2024
CORRESPONDENCE VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549
Attn: Anastasia Kaluzienski
     Robert Littlepage
Re: Nordson Corporation
Form 10-K for the Fiscal Year Ended October 31, 2023
Form 8-K Filed December 13, 2023
File No. 000-07977
Ladies and Gentlemen:
Nordson Corporation, an Ohio corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 7, 2024 (the “Comment Letter”), in regard to the above-referenced Form 10 K for the fiscal year ended October 31, 2023 (the “Form 10-K”), filed December 20, 2023, and Form 8-K, filed December 13, 2023 (“Form 8-K”).
Below are the Company’s responses to the comments contained in the Comment Letter. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.
Form 8-K filed December 13, 2023
Exhibit 99.1
Outlook, page 2
1.We note on page 2 of your earnings release you provide outlook guidance for the non- GAAP financial measure adjusted diluted earnings per share without providing a reconciliation to the most directly comparable GAAP financial measure. Refer to Question 102.10(b) of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures updated December 13, 2022 and provide in the future a reconciliation or the required information.
Response:
The Company acknowledges the Staff’s comment. When providing outlook guidance for adjusted diluted earnings per share in future earnings releases, the Company intends on

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Manufacturing
February [21], 2024

excluding a quantitative reconciliation in reliance upon the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K. When omitting a quantitative reconciliation in future earnings releases, the Company intends on providing disclosure substantially consistent with the following:

“It is not possible for the Company to identify the amount or significance of future adjustments associated with acquisition and integration costs, restructuring costs, acquisition-related amortization, certain non-operating or income tax items, or other non-routine costs that the Company adjusts in the presentation of adjusted earnings guidance. These items are dependent on future events that are not reasonably estimable at this time. Accordingly, the Company is unable to reconcile without unreasonable effort the forecasted range of adjusted earnings guidance for the full year to a comparable GAAP range.”

Reconciliation of Non-GAAP Measures – Profitability, page 9
2.We note your reconciliations of non-GAAP measures. Please consider clearly labeling each measure as non-GAAP rather than including GAAP labeled line items under the caption "Non-GAAP Measures - Adjusted Profitability" so that the intent of this disclosure is clear. Similarly, consider clearly labeling "adjusted EPS" and "revised and adjusted EPS” as non-GAAP.
Response:
The Company acknowledges the Staff’s comments. In future earnings releases, the Company will clearly label each measure under the caption “Non-GAAP Measures – Adjusted Profitability” as “adjusted” or “non-GAAP” and otherwise add any additional disclosure necessary to ensure that non-GAAP financial measures are appropriately identified as such. However, the Company believes that adding “non-GAAP” to “adjusted EPS” is not necessary because “adjusted EPS” is widely known to be a non-GAAP financial measure. The Company advises the Staff that it does not intend to disclose “revised adjusted EPS” in future earnings releases.

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If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 1.440.414.5742 .
Very truly yours,
/s/ Stephen Shamrock
Stephen Shamrock
Interim Chief Financial Officer